UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

TURTLE BEACH CORPORATION

(Exact name of registrant as specified in its charter)

Nevada	001-35465	27-2767540
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

15822 Bernardo Center Drive, Suite 105

San Diego, California 92127

(Address of principal executive offices)

Megan S. Wynne

General Counsel

(914) 345-2255

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ___.

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

This Specialized Disclosure Report on Form SD (this “Form SD”) of Turtle Beach Corporation (herein referred to as the “Company,” “we,” “us,” or “our”) is for the year ended December 31, 2025.

A copy of our Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD and is available at https://corp.turtlebeach.com/corporate-governance/. The corporate website address in this Form SD is an inactive textual reference only. The information contained on or that is accessible through our corporate website is not incorporated by reference in this Form SD.

Item 1.02	Exhibit

The Conflict Minerals Report described in Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 3 — Exhibits

Item 3.01	Exhibits

The following exhibit is filed as part of this Report on Form SD:

Exhibit No.	Description

1.01	Conflict Minerals Report of Turtle Beach Corporation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

TURTLE BEACH CORPORATION
(Registrant)

By:	/s/ Mark Weinswig
Mark Weinswig
Chief Financial Officer

Date: May 29, 2026